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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                      NUMBER NINE VISUAL TECHNOLOGY CORP.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                   67052W105
      -------------------------------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 67052W105               SCHEDULE 13G              Page 2 of 6 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     PHILIP GREER


2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/
3.   SEC Use Only

4.   Citizenship or Place of Organization
     NEW YORK


                         5.   Sole Voting Power
                              -0-

Number of Shares
                         6.   Shared Voting Power
 Beneficially                 1,356,856

 Owned by Each
                         7.   Sole Dispositive Power
Reporting Person              -0-

     With
                         8.   Shared Dispositive Power
                              1,356,856


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,356,856


10.  Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares*                                 /X/

11.  Percent of Class Represented by Amount in Row 9
     15.07


12.  Type of Reporting Person*
     BD,IA,PN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 67052W105               SCHEDULE 13G              Page 3 of 6 Pages

Item 1(a).        Name of Issuer:  Number Nine Visual Technology Corp.

Item 1(b).        Address of Issuer's Principal Executive Office:

                  18 Hartwell Ave.
                  Lexington, MA 02173

Item 2(a). Name of Person Filing: Philip Greer, individually and on behalf of WPG Venture Partners III, L.P. ("WPGVP"), the sole General Partner of Weiss, Peck & Greer Venture Associates
                  III, L.P. ("WPGVA") and WPG Enterprise Fund II, L.P. ("Enterprise"), and on behalf of WPG Private Equity Partners, L.P. ("PEP"), the sole General Partner of WPG Corporate Development Associates IV, L.P. ("CDA IV") and on behalf of WPG CDA IV (Overseas), Ltd. ("Overseas"), the Overseas General Partner of WPG Corporate Development Associates IV
                  (Overseas), L.P. ("CDA Overseas").

Item 2(b).        Address of Principal Business Office, or if None, Residence:

                  555 California Street
                  Suite 3130
                  San Francisco, CA 94104

Item 2(c). Citizenship: Weiss, Peck & Greer, L.L.C. ("WPG") is a limited liability company, organized under the laws of the State of Delaware. Philip Greer is a citizen of the United States.

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  67052W105

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

                  (a)   ( X )   Broker or Dealer registered under Section 15
                                of the Securities Exchange Act of 1934 (the
                                "Act")
                  (b)   (   )   Bank as defined in Section 3(a) (6) of the Act
                  (c)   (   )   Insurance Company as defined in Section
                                3(a)(19) of the Act
                  (d)   (   )   Investment Company registered under Section 8
                                of the Investment Company Act of 1940

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CUSIP No. 67052W105               SCHEDULE 13G              Page 4 of 6 Pages


                  (e)   ( X )   Investment Adviser registered under Section 203
                                of the Investment Advisers Act of 1940
                  (f)   (   )   Employee Benefit Plan, Pension Fund which is
                                subject to the provisions of the Employee
                                Retirement Income Security Act of 1974 or
                                Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)
                  (g)   (   )   Parent  Holding  Company, in accordance with
                                Sec.  240.13d-1(b)(ii)(G) (Note: See Item 7)
                  (h)   (   )   Group, in accordance with paragraph
                                240.13d-1(b)(1)(ii)(H)

Item 4(a).        Ownership:

                  The following information concerning percentages of ownership of outstanding share of common stock is based on a total of 9,006,000 shares reported to be outstanding by Number Nine Visual Technology Corp. at December 31, 1996.

                  As of December 31, 1996, WPGVA, Enterprise, CDA IV and CDA Overseas owned of record 272,936 shares, 405,496 shares, 546,608 shares and 131,816 shares, respectively, of Number Nine Visual Technolgoy Corp. common stock ("Common Stock"). The shares owned by WPGVA and Enterprise may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPGVP, the shares owned by CDA IV may be deemed to be beneficially owned by PEP and the shares owned by CDA Overseas may be deemed to be beneficially owned by Overseas. Mr. Greer, a general partner of WPGVP, and PEP and a Director of Overseas, may be deemed to be the beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

                  Accordingly, by reason of the provisions of Rule 13d-3, as of December 31, 1996, Philip Greer may be deemed to own beneficially 1,356,856 shares of Common Stock or approximately 15.07% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPGVA, Enterprise, CDA IV and CDA Overseas, except to the extent of his beneficial interest as a partner in WPGVA, Overseas and PEP or in WPG, a limited partner in WPGVA, Enterprise, CDA IV and CDA Overseas.

                  This Schedule 13G is not being filed with respect to the share of Number Nine Visual Technology Corp. which may be owned of record by any general partner of WPGVP or general partner of Advisor, other than Mr. Greer, since no such partner possesses or shares voting or investment power with respect to the shares. Each of such general partners disclaims

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CUSIP No. 67052W105               SCHEDULE 13G              Page 5 of 6 Pages

                  ownership,  pursuant to Rule 13d-3, of the shares of Common

                  Stock owned by the various parties referred to in this
                  Schedule 13G, other than such shares as the respective general partner owns of record, or may be deemed to own by reason of his interest as a partner in the various partnerships described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

 Item 8.          Identification and Classification of Members of the Group:

                  Not applicable.

 Item 9.          Notice of Dissolution of the Group:

                  Not applicable.

 Item 10.         Certification:

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by Philip Greer were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP No. 67052W105               SCHEDULE 13G              Page 6 of 6 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    January 31, 1997

Philip Greer



By: ____________________________
     Richard S. Pollack
     General Counsel of
     Weiss, Peck & Greer, L.L.C.
     attorney-in-fact for Philip Greer

         Attention:  Intentional misstatements or omissions of fact constitute
                     Federal criminal violations (see 18 U.S.C. 1001).

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Philip Greer, has made, constituted and appointed, and by these presents does make, constitute and appoint, Richard S. Pollack his true and lawful attorney-in-fact and agent, for him and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D and Schedules 13G, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

         WITNESS THE EXECUTION HEREOF this 3rd day of January , 1997, by Philip Greer.

                                          ------------------------------------
                                          Philip Greer

STATE OF NEW YORK )
COUNTY OF NEW YORK         )

                                          ------------------------------------
                                          Notary Public


MICHAEL E. SINGER
Notary Public, State of New York
No. O2S15043204
Qualified in New York County
Commission Expires May 8, 1997